As filed with the Securities and Exchange Commission on February 15, 2001


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                               Amendment No. 3 To

                                  Schedule TO/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   ----------

                       The Langer Biomechanics Group, Inc.
                       (Name of Subject Company (Issuer))

                         OrthoStrategies Acquisition Corp.
                              OrthoStrategies, Inc.
                                Andrew H. Meyers
                                 Gregory Nelson
                               Warren B. Kanders
                        (Name of Filing Persons (Offerors))

                          COMMON STOCK, $.02 PAR VALUE
                         (Title of Class of Securities)

                                  515-707-10-7
                      (CUSIP Number of Class of Securities)

                                Andrew H. Meyers
                                    President
                              OrthoStrategies, Inc.
                                 31 The Birches
                         Roslyn Estates, New York 11576
                                 (516) 481-9178
            (Name, Address, and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   ----------

                                 with a copy to:
                             Lawrence Levinson, Esq.
                             Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016
                                 (212) 592-1400

                                   ----------



|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.


      Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


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


      This Amendment No. 3 to the Tender Offer Statement on Schedule TO dated January 10, 2001, relating to the offer by OrthoStrategies Acquisition Corp., a New York corporation ("Purchaser") and wholly-owned subsidiary of OrthoStrategies, Inc., a New York corporation ("OrthoStrategies"), to purchase a maximum of 1,959,886 shares of common stock, par value $.02 per share (the "Shares"), of The Langer Biomechanics Group, Inc., a New York corporation ("Langer"), at a price of $1.525 per Share, net to the seller in cash, is being filed solely to report the results of the tender offer.


Item 12. Exhibits.


       Exhibit (d)(1)(W)  Press release issued by OrthoStrategies, Inc. and The
                          Lander Biomechanics Group, Inc., on February 14, 2001.


Item 13. Information Required by Schedule 13E-3.

      Not applicable.


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

                                    SIGNATURE


      After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

Date: February 14, 2001                    OrthoStrategies Acquisition Corp.

                                           By: /s/ Andrew H. Meyers
                                               -----------------------------
                                               Name:  Andrew H. Meyers
                                               Title: President

Date: February 14, 2001                    OrthoStrategies, Inc.

                                           By: /s/ Andrew H. Meyers
                                               -----------------------------
                                               Name:  Andrew H. Meyers
                                               Title: President

Date: February 14, 2001                        /s/ Andrew H. Meyers
                                               -----------------------------
                                               Andrew H. Meyers

Date: February 14, 2001                        /s/ Gregory Nelson
                                               -----------------------------
                                               Gregory Nelson


Date: February 14, 2001                        /s/ Warren B. Kanders
                                               -----------------------------
                                               Warren B. Kanders



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